Contacts:
Jennifer St. Louis	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 196	905-415-0310 ext. 271
jlouis@datamirror.com	pcauley@datamirror.com

DataMirror Extends Partnership with Syntax.net to Expand Reach in
Canadian iSeries Market

Syntax.net to Market Hosted High Availability and Business Continuity Solutions

MARKHAM, CANADA – (April 19, 2005) – DataMirror® today announced it is extending its partnership with Montreal, Canada based Syntax.net to offer high availability and business continuity hosting solutions for SMB customers. The partnership brings together DataMirror’s industry-leading software, including iCluster® and Transformation Server® with Syntax.net’s hardware and services to expand DataMirror’s reach in the Canadian market. Previously, DataMirror and Syntax.net partnered to offer real-time data integration capabilities to iSeries customers.

In expanding the partnership, DataMirror becomes Syntax.net’s lead software provider for business continuity and high availability solutions. The strategic marketing and sales alliance brings turn-key solutions to customers across Canada, including a disaster recovery solution running iCluster, DataMirror’s business continuity and disaster recovery solution for iSeries environments. The bundled solutions offered jointly by DataMirror and Syntax.net cater to SMB customers that need protection from interruptions to normal business operations on an outsourced basis.

“DataMirror is seeing more and more demand from Canadian businesses for high availability and disaster recovery solutions to protect their business data,” says Nigel Stokes, CEO, DataMirror. “Partnering with a leading software integrator like Syntax.net gives DataMirror an opportunity to reach new customers in a market that is increasingly calling for the protection that DataMirror solutions can offer.”

Syntax.net brings nearly 30 years of experience with enterprise resource planning, business intelligence, and e-business solutions. “With this relationship, Syntax.net takes a significant step to expand its solution offering,” says Kenny Etinson, Managing Partner, ERP Systems, Syntax.net. “In partnering with DataMirror, Syntax.net is well positioned to offer customers a complete solution to meet their business needs for business continuity and high availability.”

Syntax.net is a DataMirror gold partner.

About Syntax.net

Syntax.net is an industry leading developer and integrator of agile, collaborative software solutions for the Internet economy. The company partners with IBM, PeopleSoft, Cognos and other technology leaders in order to provide the best combination of hardware, software, and services to help its customers gain competitive advantage. Syntax.net offers an extensive array of services and support including, strategic consulting, project management, systems integration, consulting, design, programming, installation, training, and post installation audits. Founded in 1972, the company has over 100 employees and has offices located in Montreal and Toronto. For more information, call 1-800-709-6027 or visit www.syntax.net.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection, audit and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible business benefits from DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad.  DataMirror is headquartered in Markham, Canada and has offices around the globe.  For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.